Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

Beau Yanoshik +1.202.373.6133 beau.yanoshik@morganlewis.com

May 21, 2015

VIA EDGAR

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 95 to the Registration Statement Filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-92106 and 811-21145)

Ladies and Gentlemen:

On behalf of our client, SPDR® Index Shares Funds (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 95 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto. This filing is made pursuant to Rule 485(a)(2) under the Securities Act to register newly created series of the Trust, the SPDR STOXX® Europe 50 Currency Hedged ETF and SPDR S&P International Dividend Currency Hedged ETF.

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/Beau Yanoshik
Beau Yanoshik

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